Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirty-nine weeks ended
February 22, 2015
Earnings:
Loss from continuing operations before income taxes and equity method investment earnings	$(777.9)
Add (deduct):
Fixed charges	292.4
Distributed income of equity method investees	35.8
Capitalized interest	(4.7)
Earnings available for fixed charges (a)	$(454.4)

Fixed charges:
Interest expense	$244.3
Capitalized interest	4.7
One third of rental expense (1)	43.4
Total fixed charges (b)	$292.4

Ratio of earnings to fixed charges (a/b) (2)	-

(1) Considered to be representative of interest factor in rental expense.
(2) The Company has incurred losses from operations, and as a result, our earnings are insufficient to cover our fixed charges by $746.8 million.